UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of May, 2008
Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FOR IMMEDIATE RELEASE:                                                                                                                                                                    May 6, 2008

ATNA RESOURCES REMINDS SHAREHOLDERS OF ITS ANNUAL
GENERAL MEETING AND WEB CAST

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX: ATN) The Company would like to remind Shareholders of the Annual and Special Meeting on Thursday May 8th, 2008, 10:00am PST. The meeting will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, BC.

During the meeting David Watkins, Chairman & CEO and Jim Hesketh, President & COO will give a presentation on Atna’s activities over the past year and the outlook for the upcoming year.  The presentation will be web cast and available approximately 4 hours following the meeting at www.mshow.com show ID# 344457, or through Atna’s website at www.atna.com for 30 days.

FURTHER INFORMATION:

For additional information, please visit our website at www.atna.com or contact:

James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464
Kendra Johnston, Investor Relations (800) 789-2862

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: May 6, 2008	By: /s/ "Bonnie Whelan"
Name: Bonnie Whelan
Title: Corporate Secretary